

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 5, 2017

Yuping Ouyang
Chief Financial Officer
China Techfaith Wireless Communication Technology Limited
Tower D, Mfox Plaza, Ke Chuang 12th Street
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 101111
People's Republic of China

> **Re:** **China Techfaith Wireless Communication Technology Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **File No. 0-51242**

Dear Mr. Ouyang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Julie Gao
Skadden, Arps, Slate, Meagher & Flom